                                                                      Exhibit 11

                 [AMERICAN BANKERS INSURANCE GROUP LETTERHEAD]

NEWS RELEASE

                                             Contact: P. Bruce Camacho
                                                      Executive Vice President
                                                      Investor Relations
                                                      (305) 252-7060

FOR IMMEDIATE RELEASE

          AMERICAN BANKERS INSURANCE GROUP, INC. REPORTS FOURTH OUARTER
                    1997 OPERATING EARNINGS PER SHARE OF $.62

MIAMI, FL, FEBRUARY 5,1998.... AMERICAN BANKERS INSURANCE GROUP, INC. (NYSE:ABI)
today announced net operating income for the fourth quarter of 1997 was $29.2 million or $.62 per share on a diluted basis. This compares with net operating income of $25.2 million or $.54 per share for the same period in 1996. Operating results for the fourth quarter 1997 increased $4.0 million or 16% as compared with the same period in 1996. On a basic earnings per share basis, net operating income for the fourth quarter of 1997 was $.66 per share compared with $.57 per share for the same period of l996.

Gross collected premiums for the fourth quarter of 1997 increased approximately 10% from $652.6 million to $720.2 million. Gross collected premiums for 1997 were $2.740 billion versus $2.493 billion for 1996. This represents an increase of approximately 10% in 1997 over 1996.

Operating results in the fourth quarter were driven by the growth in net earned premiums of 10% over the same period in 1996, coupled with consistently good underwriting results and a favorable operating expense ratio. The ratio of claims and commission expenses to net earned premiums was 78.7% which continues to reflect favorable underwriting trends experienced throughout 1997. Operating expenses in the quarter totaled $74.2 million or 11.2% of gross earned premiums, this compared with an operating expense ratio of 12.2% for the same period in 1996. The quarter also benefited from a lower effective tax rate of 25.9% compared with 31.3% in the same period in 1996. The overall effective tax rate for 1997 was 28% compared with 30.5% for 1996.

                                    - more -

AMERICAN BANKERS INSURANCE GROUP, INC.
NEWS RELEASE - PAGE 2

Net income for the fourth quarter of 1997 was $30.0 million or $.64 per share on a diluted basis, compared with $26.2 million or $.56 per share for the same period in 1996. On a basic earnings per share basis, net income for the fourth quarter of 1997 was $28.2 million or $.68 per share compared with $24.3 million or $.59 per share for the same period in 1996. Fourth quarter net income includes realized investment gains, net of tax, of $.8 million or $.02 per share compared with realized investment gains, net of tax, of $1.0 million or $.02 per share for the same period in 1996.

Weighted average shares outstanding on a diluted basis for the quarter were 47.1 million compared with a split adjusted figure of 46.7 million for the same period in 1996. The Company declared a two-for-one common stock split in August 1997. As a result of the stock split all common shareholders of record on August 29, 1997 received one additional share for each share they held.

On a diluted basis, net operating income increased $18.6 million or 21% in 1997 over 1996. Net operating income for the year ended December 31, 1997 was $108.3 million or $2.31 per share compared with net operating income of $89.7 million or $2.04 per share in 1996. On a basic earnings per share basis, net operating income per share for 1997 was $2.44 per share compared with $2.12 per share for 1996.

Adjusted net income for the year ended December 31, 1997 was $115.1 million or $2.45 per share on a diluted basis, compared with net income of $94.7 million or $2.16 per share for 1996.

Stockholders' equity was $698.9 million (excluding $115 million of preferred stock) and book value per common share was $16.83 at December 31, 1997.

American Bankers Insurance Group, Inc. (ABI) concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABI, through its insurance subsidiaries, operates in the United States, Canada, Latin America, the Caribbean and the United Kingdom.

Earnings per share for all periods are reported in accordance with FASB statement 128.

                                    - more -

AMERICAN BANKERS INSURANCE GROUP, INC.
NEWS RELEASE - PAGE 3

The comparative consolidated results are as follows: (in thousands)

                                          Quarter Ended          Year Ended
                                           December 31           December 31
                                       -------------------   -------------------
                                         1997       1996       1997       1996
                                       --------   --------   --------   --------
Income before realized investment
  gains and income taxes               $ 39,180   $ 36,578   $149,201   $128,133
Realized investment gains                 1,295      1,528     10,394      7,812
                                       --------   --------   --------   --------
Income before income taxes               40,475     38,106    159,595    135,945
Income tax expense                       10,488     11,936     44,732     41,442
                                       --------   --------   --------   --------
Net income                             $ 29,987   $ 26,170   $114,863   $ 94,503
                                       ========   ========   ========   ========


                                    - more -

AMERICAN BANKERS INSURANCE GROUP, INC.
NEWS RELEASE - PAGE 4

The following is a breakdown of operating income and realized investment gains, net of taxes: (in thousands except per common share data)

                                            Quarter Ended              Year Ended
                                             December 31               December 31
                                       ----------------------    ----------------------
                                         1997         1996          1997         1996
                                       ---------    ---------    ---------    ---------
Basic:
 Net operating income                  $  27,348    $  23,320    $ 100,918    $  86,310
 Net realized investment gains               842          993        6,757        5,078
                                       ---------    ---------    ---------    ---------
 Adjusted net income                      28,190       24,313      107,675       91,388
 Dividends on preferred stock              1,797        1,857        7,188        3,115
                                       ---------    ---------    ---------    ---------
 Net income as reported                $  29,987    $  26,170    $ 114,863    $  94,503
                                       =========    =========    =========    =========
Basic per share data:

 Net operating income                  $     .66    $     .57    $    2.44    $    2.12
 Net realized investment gains               .02          .02          .16          .12
                                       ---------    ---------    ---------    ---------
 Adjusted net income                   $     .68    $     .59    $    2.60    $    2.24
                                       =========    =========    =========    =========
 Weighted average shares outstanding      41,576       40,830       41,433       40,697
                                       =========    =========    =========    =========
Diluted:

 Net operating income                  $  29,204    $  25,234    $ 108,338    $  89,653
 Net realized investment gains               842          993        6,757        5,078
                                       ---------    ---------    ---------    ---------
 Adjusted net income                      30,046       26,227      115,095       94,731
 Interest on convertible debentures          (59)         (57)        (232)        (228)
                                       ---------    ---------    ---------    ---------
 Net income as reported                $  29,987    $  26,170    $ 114,863    $  94,503
                                       =========    =========    =========    =========
Diluted per share data:

 Net operating income                  $     .62    $     .54    $    2.31    $    2.04
 Net realized investment gains               .02          .02          .14          .12
                                       ---------    ---------    ---------    ---------
 Adjusted net income                   $     .64    $     .56    $    2.45    $    2.16
                                       =========    =========    =========    =========
 Weighted average shares outstanding      47,050       46,689       46,999       43,890
                                       =========    =========    =========    =========

Earnings per share for all periods are reported in accordance with FASB statement 128.

                                      ####